USVC VENTURE CAPITAL ACCESS FUND 486BPOS

Exhibit.(h)(1)

CONFIDENTIAL

Distribution Services Agreement

This Distribution Services Agreement (the “Agreement”) is entered into and effective as of June 5, 2026 (the “Effective Date”) between:

1.	North Capital Private Securities Corporation, a corporation incorporated in the State of Delaware (“NCPS”); and
2.	USVC Venture Capital Access Fund, a Delaware statutory trust, registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a closed-end investment company that is operated as a tender offer fund (the “Fund”);

The Fund and NCPS each may be referred to individually as a “Party” or collectively as “Parties.”

1.	Definitions; Interpretation
1.1.	As used in this Agreement, the following terms have the following meanings:

(a)           “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations issued thereunder.

(b)           “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations issued thereunder.

(c)           “1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations issued thereunder.

(d)           “Action” means any civil, criminal, regulatory or administrative lawsuit, allegation, demand, claim, counterclaim, action, dispute, sanction, suit, request, inquiry, investigation, arbitration or proceeding, in each case, made, asserted, commenced or threatened by any Person (including any Government Authority).

(e)           “NCPS Associates” means NCPS and each of its Affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns.

(f)            “NCPS Property” means all hardware, software, source code, data, report designs, spreadsheet formulas, information gathering or reporting techniques, know-how, technology and all other property commonly referred to as intellectual property used by NCPS in connection with its performance of the Services.

(g)           “Affiliate” means, with respect to any Person, any other Person that is controlled by, controls, or is under common control with such Person and “control” of a Person means: (i) ownership of, or possession of the right to vote, more than 25% of the outstanding voting equity of that Person or (ii) the right to control the appointment of the Board or analogous governing body, management or executive officers of that Person.

(h)	“Board” means the Board of Trustees or Directors, as the case may be, of the Fund.

(i)            “Business Day” means a day other than a Saturday or Sunday on which the New York Stock Exchange is open for business.

(j)            “Claim” means any Action arising out of the subject matter of, or in any way related to, this Agreement, its formation or the Services.

(k)             “Client Data” means all data of Fund (or, if a Management entity receives Services, such entity), including data related to information and documents submitted to NCPS for review in its BARC system, securities trades and other transaction data, investment returns, issue descriptions, and Market Data provided by Fund and all output and derivatives thereof, necessary to enable NCPS to perform the Services, but excluding NCPS Property.

(l)              “Confidential Information” means any information about Fund or NCPS, including this Agreement, except for information that (i) is or becomes part of the public domain without breach of this Agreement by the receiving Party, (ii) was rightfully acquired from a third party, or is developed independently, by the receiving Party, or (iii) is generally known by Persons in the technology, securities, or financial services industries.

(m)	“Data Supplier” means a third-party supplier of Market Data.
(n)	“DTC” means The Depository Trust Company.
(o)	“FINRA” mean the Financial Industry Regulatory Authority, Inc.

(p)            “Governing Documents” means the constitutional documents of an entity and, with respect to Fund, all minutes of meetings of the Board or analogous governing body and of shareholders meetings, and any registration statements, offering memorandum, subscription materials, Board or committee charters, policies and procedures, investment advisory agreements, other material agreements, and other disclosure or operational documents utilized by Fund in connection with the offering of any of its securities or interests to investors, all as amended from time to time.

(q)            “Government Authority” means any relevant administrative, judicial, executive, legislative or other governmental or intergovernmental entity, department, agency, commission, board, bureau or court, and any other regulatory or self-regulatory organizations, in any country or jurisdiction.

(r)             “Intermediary Agreement” means an agreement with one or more financial intermediaries in connection with the sale of Fund shares, entered into upon direction of the Fund.

(s)             “Law” means statutes, rules, regulations, interpretations and orders of any Government Authority.

(t)             “Losses” means any and all compensatory, direct, indirect, special, incidental, consequential, punitive, exemplary, enhanced or other damages, settlement payments, attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

(u)            “Management” means the Fund’s officers, directors, employees, and the investment adviser and sub-adviser(s) (if any), as well as any officers, directors, employees or agents of the then current investment adviser and sub-adviser(s) (if applicable) who are responsible for the day-to-day operations and management of the Fund.

(v)            “Market Data” means third party market and reference data, including intermediary, NSCC, DTC, due diligence and related data.

(w)	“NSCC” means the National Securities Clearing Corporation.

(x)             “Person” means any natural person or corporate or unincorporated entity or organization and that person’s personal representatives, successors and permitted assigns.

(y)	“SEC” means the U.S. Securities and Exchange Commission.

(z)             “Services” means the services listed in Schedule A.

(aa) “Shares” means the shares issued by the Fund.

(bb) “Third Party Claim” means a Claim (i) brought by any Person other than the indemnifying Party or (ii) brought by a Party on behalf of or that could otherwise be asserted by a third party.

(cc) “USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended.

1.2.         Other capitalized terms used in this Agreement but not defined in this Section 1 shall have the meanings ascribed thereto.

1.3.         Section and Schedule headings shall not affect the interpretation of this Agreement. This Agreement includes the schedules and appendices hereto. In the event of a conflict between this Agreement and such schedules or appendices, the former shall control.

1.4.         Words in the singular include the plural and words in the plural include the singular. The words “including,” “includes,” “included” and “include”, when used, are deemed to be followed by the words “without limitation.” Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “hereof,” “herein” and “hereunder” and words of analogous import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.5.         The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Agreement, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. The Parties have mutually negotiated the terms hereof and there shall be no presumption of law relating to the interpretation of contracts against the drafter.

2.	Services and Fees

2.1.         Subject to the terms of this Agreement, NCPS will perform the Services set forth in Schedule A for the Fund. NCPS shall be under no duty or obligation to perform any service except as specifically listed in Schedule A or take any other action except as specifically listed in Schedule A or this Agreement, and no other duties or obligations, including, fiduciary or analogous duties or obligations, shall be implied. Any Fund requests to change the Services, including those necessitated by a change to the Governing Documents of the Fund or changes in applicable Law, will only be binding on NCPS when they are reflected in an amendment to Schedule A.

2.2.         The investment adviser will pay the fees, charges and expenses on behalf of each Fund in accordance with, and in the manner set forth in, the confidential fee letter(s) (a “Fee Letter”), which may be amended from time to time. Each Fee Letter is incorporated by reference into this Agreement and subject to the terms of this Agreement. Payment by the investment adviser shall not limit NCPS’s rights of recourse against the Fund.

2.3.         In carrying out its duties and obligations pursuant to this Agreement, some or all Services may be delegated by NCPS to one or more of its Affiliates or other Persons (and any required Fund consent to such delegation shall not be unreasonably revoked or withheld in respect of any such delegations), provided that such Persons are selected in good faith and with reasonable care and are monitored by NCPS. If NCPS delegates any Services, (i) such delegation shall not relieve NCPS of its duties and obligations hereunder, (ii) in respect of personal data, such delegation shall be subject to a written agreement obliging the delegate to comply with the relevant delegated duties and obligations of NCPS, and (iii) if required by applicable Law, NCPS will identify such agents and the Services delegated and will update Fund when making any material changes in sufficient detail to enable Fund to object to a particular arrangement.

2.4.            After the first anniversary of the Agreement and on each year thereafter, all fees reflected in Fee Letter will incur an annual cost of living increase as described in Fee Letter.

3.	Responsibilities

3.1.         The management and control of Fund are vested exclusively in the Fund. The Fund and its Management is responsible for and will make all decisions, perform all management functions relating to the operation of Fund, and shall authorize and are responsible for all transactions. Without limiting the foregoing, Fund shall:

(a)         Designate properly qualified individuals to oversee the Services and establish and maintain internal controls, including monitoring the ongoing activities of Fund.

(b)         Evaluate the accuracy, and accept responsibility for the results, of the Services, review and approve all reports, analyses and records resulting from the Services and promptly inform NCPS of any errors it is in a position to identify.

(c)         Provide NCPS with timely and accurate information required by NCPS in order to perform the Services and its duties and obligations hereunder.

3.2.        Fund is solely and exclusively responsible for ensuring that it complies with Law and its respective Governing Documents. It is the Fund’s responsibility to provide all final Fund Governing Documents as of the Effective Date. Fund will notify NCPS in writing of any changes to the Fund Governing Documents that may materially impact the Services and/or that affect Fund’s distribution strategy, liquidity or risk profile in any material respect prior to such changes taking effect. NCPS is not responsible for monitoring compliance by Fund with (i) Law, (ii) its respective Governing Documents or (iii) any investment trading restrictions.

3.3.        In the event that Market Data is supplied to or through NCPS Associates in connection with the Services, the Market Data is proprietary to Data Suppliers and is provided on a limited internal-use license basis. Market Data may: (i) only be used by Fund in connection with the Services and (ii) not be disseminated by Fund or used to populate internal systems in lieu of obtaining a data license. Access to and delivery of Market Data is dependent on the Data Suppliers and may be interrupted or discontinued with or without notice. Notwithstanding anything in this Agreement to the contrary, neither NCPS nor any Data Supplier shall be liable to Fund or any other Person for any Losses with respect to Market Data, reliance by NCPS Associates or Fund on Market Data or the provision of Market Data in connection with this Agreement.

3.4.        Fund shall deliver, and procure that its agents, prime brokers, counterparties, brokers, counsel, advisors, auditors, clearing agents, and any other Persons promptly deliver, to NCPS, all Client Data and the then most current version of all Fund Governing Documents and any other material Fund agreements. Fund shall arrange with each such Person to deliver such information and materials on a timely basis, and NCPS will not be required to enter any agreements with that Person in order for NCPS to provide the Services.

3.5.        Notwithstanding anything in this Agreement to the contrary, so long as they act in good faith, NCPS Associates shall be entitled to rely on the authenticity, completeness and accuracy of any and all information and communications of whatever nature received by NCPS Associates from the Fund its employees, Affiliates or agents, in connection with the performance of the Services and NCPS’s duties and obligations hereunder, without further enquiry or liability.

3.6.        Notwithstanding anything in this Agreement to the contrary, if NCPS is in doubt as to any action it should or should not take in its provision of Services, NCPS Associates may request directions, advice or instructions from the Fund, or as applicable, Management, custodian or other service providers. If NCPS is in doubt as to any question of law pertaining to any action it should or should not take, the Fund will make available to, and NCPS Associates may request, advice from counsel for any of the Fund, the Fund’s independent Board members, its officers, or Management (including its investment adviser or sub-adviser), each at the Fund’s expense.

4.	Term

4.1.        The initial term of this Agreement will be from the Effective Date through the date ending two (2) years following the Effective Date (“Initial Term”). Thereafter, this Agreement will automatically renew for successive terms of one (1) year each, provided such continuance is specifically approved at least annually (i) by the Fund’s Board; or (ii) by a vote of a majority of the outstanding voting securities of the Fund, provided that in either event the continuance is also approved by the majority of the Board members who are not interested persons (as defined in the 1940 Act) of any Party to this Agreement by vote cast in person at a meeting called for the purpose of voting on such approval (such periods, in the aggregate, the “Term”).

5.	Termination

5.1.        This Agreement is terminable on 60 calendar days’ written notice by the Fund’s Board, by vote of the holders of a majority of the outstanding voting securities of the Fund, or by NCPS.

5.2.         NCPS or Fund also may, by written notice to the other, terminate this Agreement if any of the following events occur:

(a)         The other Party breaches any material term, condition or provision of this Agreement, which breach, if capable of being cured, is not cured within 30 calendar days after the non-breaching Party gives the other Party written notice of such breach.

(b)         The other Party (i) liquidates, terminates or suspends its business, (ii) becomes insolvent, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or analogous authority, (iii) becomes subject to any bankruptcy, insolvency or analogous proceeding, (iv) where the other Party is Fund, it becomes subject to a material Action and/or an Action that NCPS reasonably determines could cause NCPS reputational harm (including any Action against an investment adviser, sub-adviser, or other service provider of the Fund), or (v) where the other Party is Fund, material changes in Fund’s Governing Documents or the assumptions set forth in Section 1 of Fee Letter are determined by NCPS, in its reasonable discretion, to materially affect the Services or to be materially adverse to NCPS.

If any such event occurs, the termination will become effective immediately or on the date stated in the written notice of termination, which date shall not be greater than 60 calendar days after the event.

5.3.        Upon the receipt of NCPS of a termination notice from the Fund, subject to the receipt by NCPS of all then-due fees, charges and expenses, including any fees remaining for the balance of the Term, as noted herein, NCPS shall continue to provide the Services up to the effective date of the termination notice; thereafter, NCPS shall have no obligation to perform any services of any type unless and to the extent set forth in an amendment to Schedule A and/or Fee Letter executed by NCPS. In the event of the termination of this Agreement, the Fee Letter may be amended to compensate NCPS a reasonable fee determined by NCPS for services provided in connection with the Fund liquidating or reorganization to another Fund. In the event that Fund wishes to retain NCPS to perform transition or post-termination services, including providing Intermediary Agreement services, the Fund and NCPS shall agree in writing to the additional services and related fees and expenses in a statement of work or amendment to Schedule A and/or Fee Letter, as appropriate. Should either Party exercise its right to terminate, all out-of-pocket expenses or costs associated with the movement of records and material will be charged in accordance with the Fee Letter.

5.4.        Termination of this Agreement shall not affect: (i) any liabilities or obligations of any Party arising before such termination (including payment of fees and expenses) or (ii) any damages or other remedies to which a Party may be entitled for breach of this Agreement or otherwise. Sections 2.2., 5.2 (as applicable), 6, 8, 9, 10, 11, 12 and 13 of this Agreement shall survive the termination of this Agreement. To the extent any services that are Services are performed by NCPS for Fund after the termination of this Agreement, all of the provisions of this Agreement except Schedule A shall survive the termination of this Agreement for so long as those services are performed.

6.	Limitation of Liability and Indemnification; Standard of Care

6.1.         Notwithstanding anything in this Agreement to the contrary NCPS Associates shall not be liable to Fund or any other Person for any action or inaction of any NCPS Associate except to the extent of direct Losses finally determined by a court of competent jurisdiction to have resulted solely from the gross negligence, willful misconduct or fraud of NCPS in the performance of NCPS’s duties or obligations under this Agreement or an Intermediary Agreement. Under no circumstances shall NCPS Associates be liable to Fund for Losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or that represent lost profits, opportunity costs or diminution of value. Fund shall indemnify, defend and hold harmless NCPS Associates from and against Losses (including legal fees and costs to enforce this provision) that NCPS Associates suffer, incur, or pay as a result of any Third Party Claim or Claim among the Parties arising out of the subject matter of or otherwise in any way related to this Agreement, an Intermediary Agreement, or the services of any third party vendors in connection with the offer, sale, distribution, marketing, settlement, clearing, processing, recordkeeping, sub-accounting, shareholder servicing, platform support, transfer agency support, exchange, administration, repurchase or redemption of Fund shares engaged by, with consent or upon direction of the Fund. Any expenses (including legal fees and costs) incurred by NCPS Associates in defending or responding to any Claims (or in enforcing this provision) shall be paid by Fund on a quarterly basis prior to the final disposition of such matter upon receipt by Fund of an undertaking by NCPS to repay such amount if it shall be determined that an NCPS Associate is not entitled to be indemnified.

7.	Representations and Warranties
7.1.	Each Party represents and warrants to each other Party that:

(a)         It is a legal entity duly created, validly existing and in good standing under the Law of the jurisdiction in which it is created, and is in good standing in each other jurisdiction where the failure to be in good standing would have a material adverse effect on its business or its ability to perform its obligations under this Agreement.

(b)         Save for access to and delivery of Market Data that is dependent on Data Suppliers and may be interrupted or discontinued with or without notice, it has all necessary legal power and authority to own, lease and operate its assets and to carry on its business as presently conducted and as it will be conducted pursuant to this Agreement and will comply in all material respects with all Law to which it may be subject, and to the best of its knowledge and belief, it is not subject to any Action that would prevent it from performing its duties and obligations under this Agreement.

(c)         It has all necessary legal power and authority to enter into this Agreement, the execution of which has been duly authorized and will not violate the terms of any other agreement.

(d)         The Person signing on its behalf has the authority to contractually bind it to the terms and conditions in this Agreement and that this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

7.2.	Fund represents and warrants to NCPS that:

(a)         It has actual authority to provide instructions and directions and that all such instructions and directions are consistent with the Governing Documents of Fund and other corporate actions thereof.

(b)         It is a statutory trust duly organized and existing and in good standing under the laws of the state of Delaware and is registered with the SEC as a closed-end management investment company.

(c)         It is empowered under applicable laws and by its Declaration of Trust and By-laws (together, the “Organizational Documents”) to enter into and perform this Agreement.

(d)        The Board has duly authorized it to enter into and perform this Agreement.

(e)         It will promptly notify NCPS of (1) any Action against it or its investment adviser or sub-adviser and (2) changes (or pending changes) in applicable Law with respect to Fund that are relevant to the Services.

(f)         It will take all actions necessary to register the Shares under the 1933 Act and the 1940 Act (subject to the necessary approval of its shareholders), take all actions necessary in connection with the qualification of the Shares for sale in such states and jurisdictions where the Shares will be offered, and notify NCPS, in writing, of any changes to such registration or qualification that will impact the Services.

(g)         Tender offers or repurchase offers of Shares of the Fund will be made at the net asset value per Share in accordance with the Fund’s applicable then-current prospectus and Rule 13(e)-4 of the 1934 Act or Rule 23c-3 of the 1940 Act, as the case may be. If a fee in connection with any tender offer or repurchase offer is in effect, such fee will be paid to the Fund. The net asset value of the Shares will be calculated by the Fund or by another entity on behalf of the Fund. NCPS has no duty to inquire into, or liability for, the accuracy of the net asset value per Share as calculated or the Fund’s compliance with any periodic tender offer or repurchase offer in accordance with Rule 13(e)-4 of the 1934 Act or Rule 23c-3 of the 1940 Act, as applicable, and/or related policies adopted by the Fund. In addition, NCPS has no duty and shall not be responsible for any applicable FINRA filings in association with such offers.

(h)         It reserves the right to suspend sales and NCPS’s authority to process orders for Shares on behalf of the Fund if, in the judgment of the Fund, it is in the best interests of the Fund to do so. Suspension will continue for such period as may be determined by the Fund. The Fund agrees to promptly notify NCPS in the event that the Fund determines not to issue a tender offer or repurchase, as applicable, in accordance with the specified schedule set forth in the Fund’s then-current prospectus.

(i)          The Fund’s registration statement, prospectus and statement of additional information, as such may be amended by the Fund: (i) have been prepared, and all sales literature and advertisements approved by the Fund and/or the Fund’s investment adviser or other materials prepared by or on behalf of the Fund for NCPS’s use (“Sales Materials”) shall: (i) be prepared, in all material respects, in conformity with applicable Law; and (ii) contain, and all Sales Materials shall contain, all statements required to be stated therein in accordance with the 1933 Act and the 1940 Act.

(j)          All statements of fact contained in the Fund’s registration statement, prospectus and statement of additional information, or to be contained in all Sales Materials, are or will be true and correct in all material respects at the time indicated or the effective date, as the case may be, and none of any registration statement, prospectus or statement of additional information, nor any Sales Materials, shall include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of each Fund’s prospectus or statement of additional information in light of the circumstances in which made, not misleading.

(k)         The Fund shall, from time to time, file such amendment or amendments to the registration statement, prospectus, and statement of additional information that, in the opinion of the Fund’s counsel, are necessary in order to have the registration statement, prospectus or statement of additional information at all times contain all material facts required to be stated therein or necessary to make the statements therein, in the case of the prospectus or statement of additional information in light of the circumstances in which made, not misleading. The Fund shall not file any amendment to the registration statement, prospectus or statement of additional information that would impact the Services without providing NCPS reasonable notice thereof in advance, provided that nothing in this Agreement shall in any way limit the Fund’s right to file at any time such amendments to the registration statement or a Fund’s prospectus or statement of additional information as the Fund may deem advisable. Notwithstanding the foregoing, the Fund shall not be deemed to make any representation or warranty as to any information or statement provided by NCPS for inclusion in the registration statement or any prospectus or statement of additional information.

7.3	NCPS represents and warrants to Fund that:

(a)         Subject to the rights granted by the Fund to NCPS hereunder, NCPS shall have the right to distribute the Shares as agent on behalf of the Fund during the term of this Agreement, subject to the registration and qualification requirements set forth in the Fund’s registration statement, prospectus and statement of additional information then in effect under the 1933 Act and 1940 Act.

(b)         Except as otherwise noted in the Fund’s then-current registration statement, prospectus and statement of additional information, all Shares distributed by NCPS will be at the public offering price, which shall be the net asset value per Share, as determined in the manner described in such registration statement, prospectus and statement of additional information.

(c)         It maintains an anti-money laundering program in compliance with Title III of the USA Patriot Act and all applicable laws and regulations promulgated thereunder. NCPS confirms that, as soon as possible, following the request from the Fund, NCPS will supply the Fund with copies of its anti-money laundering policy and procedures, and such other relevant certifications and representations regarding such policy and procedures as the Fund may reasonably request from time to time.

(d)         It has conducted a review of its supervisory controls system and has made available to the Fund the most current summary report of such review and any updates thereto. Each time NCPS conducts a review of its supervisory control system it will make available to the Fund for inspection a summary report of such review and any updates thereto. NCPS shall immediately notify the Fund of any changes in how it conducts its business that would materially change the results of its most recent review of its supervisory controls system and any other changes to NCPS’s business that would affect the business of the Fund or Management.

(e)         It will maintain at its expense an errors and omissions insurance policy adequate to cover its distribution activities hereunder relating to the Fund.

8.	Client Data

8.1.        Fund (i) will provide or ensure that other Persons provide all Client Data to NCPS in an electronic format that is acceptable to NCPS (or as otherwise agreed in writing) and (ii) confirm that each has the right to so share such Client Data. As between NCPS and Fund, all Client Data shall remain the property of the Fund. Client Data shall not be used or disclosed by NCPS other than in connection with providing the Services and as permitted under Section 11.2. NCPS shall be permitted to act upon instructions from Fund or Management with respect to the disclosure or disposition of Client Data related to Fund but may refuse to act upon such instructions where it doubts, in good faith, the authenticity or authority of such instructions.

8.2.        NCPS shall maintain and store material Client Data used in the official books and records of Fund for a rolling period of seven (7) years starting from the Effective Date, or such longer period as required by applicable Law or its internal policies or until such earlier time as it returns such records to the Fund or the Fund’s designee.

9.	Data Protection

9.1.        From time to time and in connection with the Services, NCPS may obtain access to certain personal information from the Fund. Personal information relating to the Fund and its Affiliates, directors, officers, employees, agents, current and prospective Fund shareholders, plan sponsors and plan participants may be processed by NCPS and its Affiliates. The Fund consents to the transmission and processing of such information within and outside the United States in accordance with applicable Law.

9.2.        NCPS will notify the Fund without undue delay after becoming aware of a confirmed breach of personal information and provide reasonable assistance to the Fund in its notification of that breach to the relevant supervisory authority and those individual impacted, as required by applicable Law. NCPS will not disclose or use personal information obtained from or on behalf of the Fund except in accordance with the lawful instructions of the Fund to carry out NCPS’s obligations under, or as otherwise permitted pursuant to the terms of, its agreements with the Fund and to comply with applicable Law.

10.	NCPS Property

10.1.      NCPS Property is and shall remain the property of NCPS or, when applicable, its Affiliates or suppliers. Neither Fund nor Management nor any other Person shall acquire any license or right to use, sell, disclose, or otherwise exploit or benefit in any manner from, any NCPS Property, except as specifically set forth herein. Fund shall not (unless required by Law) either before or after the termination of this Agreement, disclose to any Person not authorized by NCPS to receive the same, any information concerning the NCPS Property and shall use reasonable efforts to prevent any such disclosure.

11.	Confidentiality

11.1.      Each Party shall not at any time disclose to any Person any Confidential Information concerning the business, affairs, customers, clients or suppliers of the other Party or its Affiliates, except as permitted by this Section 11.

11.2.	Each Party may disclose the other Party’s Confidential Information:

(a)         In the case of Fund, to each of its Affiliates, members, shareholders, directors, officers, partners, employees and agents (“Fund Representative”) who need to know such information for the purpose of carrying out its duties under, or receiving the benefits of or enforcing, this Agreement. Fund shall ensure compliance by Fund Representatives with Section 11.1.

(b)         In the case of NCPS, to NCPS Associate who needs to know such information for the purpose of carrying out NCPS’s duties under or enforcing this Agreement. NCPS shall ensure compliance by NCPS Associates with Section 11.1 but shall not be responsible for such compliance by any other Person.

(c)         As may be required by Law or pursuant to legal process; provided that the disclosing Party (i) where reasonably practicable and to the extent legally permissible, provides the other Party with prompt written notice of the required disclosure so that the other Party may seek a protective order or take other analogous action, (ii) discloses no more of the other Party’s Confidential Information than reasonably necessary and (iii) reasonably cooperates with actions of the other Party in seeking to protect its Confidential Information at that Party’s expense.

11.3.      Neither Party shall use the other Party’s Confidential Information for any purpose other than to perform its obligations under this Agreement. Each Party may retain a record of the other Party’s Confidential Information for the longer of (i) 7 years or (ii) as required by Law or its internal policies.

11.4.      NCPS may make disclosures as it deems necessary to comply with applicable Law. NCPS shall have no obligation to use Confidential Information of, or data obtained with respect to, any other client of NCPS in connection with the Services.

11.5.      Upon the prior written consent of the Management, NCPS shall have the right to identify Fund in connection with its marketing-related activities and in its marketing materials as a client of NCPS. Upon the prior written consent of NCPS, Fund shall have the right to identify NCPS and to describe the Services and the material terms of this Agreement in the offering documents of Fund. This Agreement shall not prohibit NCPS from using any Fund data (including Client Data) in tracking and reporting on NCPS’s clients generally or making public statements about such subjects as its business or industry; provided that neither Fund nor Management is named in such public statements without its prior written consent. Fund shall not, in any communications with any Person, whether oral or written, make any representations stating or implying that NCPS is (i) verifying the existence of any assets in connection with the investments, products or services of Fund, or (ii) acting as a fiduciary with respect to Fund, Management or any of their respective assets, investors or customers.

11.6.      In the event the Fund obtains information from NCPS, which is not intended for the Fund, the Fund agrees to (i) immediately, and in no case more than twenty-four (24) hours after discovery thereof, notify NCPS that unauthorized information has been made available to the Fund; (ii) not knowingly review, disclose, release, or in any way, use such unauthorized information; (iii) provide NCPS reasonable assistance in retrieving such unauthorized information and/or destroy such unauthorized information; and (iv) deliver to NCPS a certificate executed by an authorized officer of the Fund certifying that all such unauthorized information in the Fund’s possession or control has been delivered to NCPS or destroyed as required by this provision.

12.	Notices

12.1.      Except as otherwise provided herein, all notices required or permitted under this Agreement or required by Law shall be effective only if in writing and delivered: (i) personally, (ii) by registered mail, postage prepaid, return receipt requested, (iii) by receipted prepaid courier (iv) by any electronic mail, to the relevant address or number listed below (or to such other address or number as a Party shall hereafter provide by notice to the other Parties). Notices shall be deemed effective when received by the Party to whom notice is required to be given.

If to NCPS (to each of):

North Capital Private Securities Corporation

623 E. Fort Union Boulevard, Suite 101

Midvale, Utah 84047

Attention: James P. Dowd, President and Chief Executive Officer

E-mail: jdowd@northcapital.com with a copy to legal@northcapital.com and gnelson@northcapital.com

If to Fund:

USVC Venture Capital Access Fund

140 Lakeside Avenue, Suite 100

Seattle, WA 98122

Attention: Erik Syvertsen

E-mail: erik@angellistmgmt.com with a copy to legal@angellistmgmt.com

13.	Miscellaneous

13.1.      Amendment; Modification. This Agreement may not be amended or modified except in writing signed by an authorized representative of each Party. No NCPS Associate has authority to bind NCPS in any way to any oral covenant, promise, representation or warranty concerning this Agreement, the Services or otherwise.

13.2.      Assignment. This Agreement will automatically terminate in the event of its assignment (as defined in the 1940 Act). Neither this Agreement nor any rights under this Agreement may be assigned or otherwise transferred by either Party, in whole or in part, whether directly or by operation of Law, without the prior written consent of the other Party. NCPS may assign or otherwise transfer this Agreement to the extent permissible under the 1940 Act, and (i) to a successor in the event of a change in control of NCPS, (ii) to an Affiliate or (iii) in connection with an assignment or other transfer of a material part of NCPS’s business; provided, each case, that any such entity is registered as a broker-dealer under the 1934 Act and with FINRA. Any attempted delegation, transfer or assignment prohibited by this Agreement shall be null and void.

13.3.      Choice of Law; Choice of Forum. This Agreement shall be interpreted in accordance with and governed by the Law of the State of New York. The courts of the State of New York and the United States District Court for the Southern District of New York shall have exclusive jurisdiction to settle any Claim. EACH PARTY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS AND WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ALL RIGHTS TO A TRIAL BY JURY.

13.4.      Counterparts; Signatures. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and shall be binding to the same extent as if original signatures were exchanged.

13.5.      Entire Agreement. This Agreement (including any schedules, attachments, amendments and addenda hereto) contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto. For the avoidance of doubt, that certain Solicitation Agreement, effective as of October 29, 2025, by and among NCPS, the Fund, and AngelList Asset Management shall remain in full force and effect in accordance with its terms. This Agreement sets out the entire liability of NCPS Associates related to the Services and the subject matter of this Agreement, and no NCPS Associate shall have any liability to Fund or any other Person for, and Fund hereby waives to the fullest extent permitted by applicable law recourse under, tort, misrepresentation or any other legal theory.

13.6.      Force Majeure. NCPS will not be responsible for any Losses of property in NCPS Associates’ possession or for any failure to fulfill its duties or obligations hereunder if such Loss or failure is caused, directly or indirectly, by war, terrorist or analogous action, the act of any Government Authority or other authority, riot, civil commotion, rebellion, storm, accident, fire, lockout, strike, power failure, computer error or failure, delay or breakdown in communications or electronic transmission systems, or other analogous events. NCPS shall use commercially reasonable efforts to minimize the effects on the Services of any such event.

13.7.      Non-Exclusivity. The duties and obligations of NCPS hereunder shall not preclude NCPS from providing services of a comparable or different nature to any other Person and to receive economic or other benefits in connection therewith. Fund understands that NCPS may have commercial relationships with Data Suppliers and providers of technology, data or other services to Fund and NCPS may receive economic or other benefits in connection with the Services provided hereunder.

13.8.      No Partnership. Nothing in this Agreement is intended, or shall be deemed, to constitute a partnership or joint venture of any kind between any of the Parties.

13.9.      No Solicitation. During the term of this Agreement and for a period of 12 months thereafter, Fund will not directly or indirectly solicit the services of, or otherwise attempt to employ or engage any employee of NCPS or its Affiliates without the consent of NCPS; provided, however, that the foregoing shall not prevent Fund from soliciting employees through general advertising not targeted specifically at any or all NCPS Associates. If Fund employs or engages any NCPS Associate during the term of this Agreement or the period of 12 months thereafter in contravention of this Section 13.9, such entity shall pay for any fees and expenses (including recruiters’ fees) incurred by NCPS or its Affiliates in hiring replacement personnel as well as any other remedies available to NCPS.

13.10.    No Warranties. Except as expressly listed herein, NCPS and each Data Supplier make no warranties, whether express, implied, contractual or statutory with respect to the Services or Market Data. NCPS disclaims all implied warranties of merchantability and fitness for a particular purpose with respect to the Services. All warranties, conditions and other terms implied by Law are, to the fullest extent permitted by Law, excluded from this Agreement.

13.11.    Severance. If any provision (or part thereof) of this Agreement is or becomes invalid, illegal or unenforceable, the provision shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not practical, the relevant provision shall be deemed deleted. Any such modification or deletion of a provision shall not affect the validity, legality and enforceability of the rest of this Agreement. If a Party gives notice to another Party of the possibility that any provision of this Agreement is invalid, illegal or unenforceable, the Parties shall negotiate to amend such provision so that, as amended, it is valid, legal and enforceable and achieves the intended commercial result of the original provision.

13.12.    Testimony. If NCPS is required by a third party subpoena or otherwise, to produce documents, testify or provide other evidence regarding the Services, this Agreement or the operations of Fund in any Action to which Fund or Management is a party or otherwise related to Fund, Fund shall reimburse NCPS for all costs and expenses, including the time of its professional staff at NCPS’s standard rates and the cost of legal representation, that NCPS reasonably incurs in connection therewith.

13.13.    Third Party Beneficiaries. This Agreement is entered into for the sole and exclusive benefit of the Parties and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any other Person except as set forth with respect to NCPS Associates and Data Suppliers.

13.14.    No Waiver. No failure or delay by a Party to exercise any right or remedy provided under this Agreement or by Law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No exercise (or partial exercise) of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

13.15.    Certain Third Party Vendors. Nothing herein shall impose any duty upon NCPS in connection with, or make NCPS liable for, the actions or omissions to act of the following types of unaffiliated third parties: (a) courier and mail services, including but not limited to Airborne Services, Federal Express, UPS and the U.S. Mails; (b) telecommunications companies, including but not limited to AT&T, Verizon, Sprint, and other delivery, telecommunications and similar companies not under the applicable Party’s reasonable control; (c) the Federal Reserve or banking systems; and (d) third parties not under the applicable Party’s reasonable control or subcontract relationship that provide services to the financial industry generally, including, by way of example and not limitation, clearing agencies, securities depositories, settlement systems, fund processing platforms, transfer agents, custodians, broker-dealers, banks, Fund/SERV or National Securities Clearing Corporation participants, and other intermediaries involved in the clearance, settlement, custody, processing, transmission, confirmation, or reconciliation of financial transactions, including the Depository Trust & Clearing Corporation and its subsidiaries and affiliates, including the National Securities Clearing Corporation, fund custodian banks, data suppliers, and national database providers such as ChoicePoint, Acxiom, TransUnion or LexisNexis, and any replacements thereof or similar entities; provided that, if NCPS selected such company, NCPS shall have exercised due care in selecting the same. Such third party vendors shall not be deemed, and are not, subcontractors for purposes of this Agreement.

* * *

[signature page follows]

SIGNATURE PAGE

This Agreement has been entered into by the Parties as of the Effective Date.

NORTH CAPITAL PRIVATE SECURITIES CORPORATION

By:

Name: James P. Dowd

Title: President and Chief Executive Officer

USVC VENTURE CAPITAL ACCESS FUND

By:

Name: Erik Syvertsen

Title: CEO

Schedule A Services

A.	General

1.	Any references to Law shall be construed to the Law as amended to the date of the effectiveness of the applicable provision referencing the Law.

2.	Fund acknowledges that NCPS’s ability to perform the Services is subject to the following dependencies (in addition to any others described in the Agreement):

(i)	Fund, Management and other Persons that are not employees or agents of NCPS whose cooperation is reasonably required for the NCPS to provide the Services providing cooperation, information and, as applicable, instructions to NCPS promptly, in agreed formats, by agreed media and within agreed timeframes as required to provide the Services.

(ii)	The communications systems operated by Fund and other Persons that are not employees or agents of NCPS remaining fully operational.

(iii)	The accuracy and completeness of any Client Data or other information provided to NCPS Associates in connection with the Services by any Person.

(iv)	Fund and Management informing NCPS on a timely basis of any modification to, or replacement of, any agreement to which it is a party that is relevant to the provision of the Services.

(v)	Any warranty, representation, covenant or undertaking expressly made by Fund or Management under or in connection with this Agreement being and remaining true, correct and discharged at all relevant times.

(vi)	NCPS’s timely receipt of the then most current version of Fund Governing Documents and required implementation documentation, including client questionnaire(s) and NCPS Web Portal and other application User information.

B.	NCPS Distribution Services and Terms

The following Services will be performed by NCPS under this Agreement and, as applicable, are contingent on the performance by Fund of its duties and obligations otherwise contained in this Agreement.

•	Act as legal underwriter/distributor of record
•	Facilitate setup of an NSCC Fund/SERV Participant Number under North Capital Private Securities Corporation, specific to your fund family
•	Provide investment company advertising and sales literature review, approval and record maintenance
•	Online submission, review/approval, & real-time status updates through NCPS’s BARC system
o	File required materials with FINRA
o	Provide advertising regulatory and disclosure guidance
•	Prepare, update, execute & maintain financial intermediary agreements
o	Online access provided through BARC
•	Support financial intermediary relations
o	Consult and support client’s distribution model & strategy
•	Perform financial intermediary payments & reporting
•	Fulfill key account intermediary initial and ongoing information and due diligence requests
•	Perform due diligence on intermediaries

Notes and Terms to NCPS Services

1.	NCPS agrees to maintain at all times a program reasonably designed to prevent violations of the federal securities laws (as defined in Rule 38a-1 under the 1940 Act) with respect to the services provided hereunder, and shall provide to the Fund a certification to such effect no less frequently than annually or as otherwise reasonably requested by the Fund. NCPS shall make available its compliance personnel and shall provide at its own expense summaries and other relevant materials relating to such program as reasonably requested by the Fund.

2.	The Services shall not include any services provided by NCPS pursuant to that certain Solicitation Agreement, dated as of October 29, 2025, and any services provided by NCPS shall be governed by that agreement.

A. Miscellaneous

1.	Notwithstanding anything to the contrary in this Agreement, NCPS:

(i)	Does not have the ability to authorize transactions.
(ii)	Does not have the authority to enter into contracts on behalf of the Fund; NCPS will only enter into Intermediary Agreements with respect to the Fund upon direction of the Fund.
(iii)	Is not responsible for determining the Fund’s distribution strategy.
(iv)	Does not perform any management functions or make any management decisions with regard to the operation of the Fund.
(v)	Is not obligated to perform any additional or materially different services due to changes in law or audit guidance.

2.  If NCPS allows Fund, Management, investors or their respective agents and representatives (“Users”) to (i) receive information and reports from NCPS or (ii) issue instructions to NCPS via web portals or other similar electronic mechanisms hosted or maintained by NCPS or its agents (“Web Portals”):

(i)	Access to and use of Web Portals by Users shall be subject to the proper use by Users of usernames, passwords and other credentials issued by NCPS (“User Credentials”) and to the additional terms of use that are noticed to Users on such Web Portals. Fund shall be solely responsible for the results of any unauthorized use, misuse or loss of User Credentials by their authorized Users and for compliance by such Users with the terms of use noticed to Users with respect to Web Portals, and shall notify NCPS promptly upon discovering any such unauthorized use, misuse or loss of User Credentials or breach by Fund or their authorized Users of such terms of use. Any change in the status or authority of an authorized User communicated by Fund shall not be effective until NCPS has confirmed receipt and execution of such change.

(ii)	NCPS grants to the Fund a limited, non-exclusive, non-transferable, non-sublicensable right during the term of this Agreement to access Web Portals solely for the purpose of accessing Client Data and, if applicable, issue instructions. Fund will ensure that any use of access to any Web Portal is in accordance with NCPS’s terms of use, as noticed to the Users from time to time. This license does not include: (i) any right to access any data other than Client Data; or (ii) any license to any software.

(iii)	Fund will not (A) permit any third party to access or use the Web Portals through any time-sharing service, service bureau, network, consortium, or other means; (B) rent, lease, sell, sublicense, assign, or otherwise transfer its rights under the limited license granted above to any third party, whether by operation of law or otherwise; (C) decompile, disassemble, reverse engineer, or attempt to reconstruct or discover any source code or underlying ideas or algorithms associated with the Web Portals by any means; (D) attempt to modify or alter the Web Portal in any manner; or (E) create derivative works based on the web portal. Neither Fund nor Management will remove (or allow to be removed) any proprietary rights notices or disclaimers from the Web Portal or any reports derived therefrom.

(iv)	NCPS reserves all rights in NCPS systems and in the software that are not expressly granted to Fund hereunder.

(v)	NCPS may discontinue or suspend the availability of any Web Portals at any time without prior notice; NCPS will endeavor to notify Fund as soon as reasonably practicable of such action.

3.  NCPS shall provide reasonable assistance to responding to due diligence and analogous requests for information from Intermediaries (or their authorized representatives); provided, that NCPS may elect to provide these services only upon Fund agreement in writing to separate fees in the event responding to such requests becomes, in NCPS’s sole discretion, excessive.

4.  Reports and information shall be deemed provided to Fund if they are made available to Fund online through BARC.